Exhibit 99.1

Innoviz Reports Second-Quarter 2023 Results and
Increases 2023 Financial Targets Following Continued
Commercial Momentum

SOP and expanded relationship with BMW Group combined with additional year-to-date commercial momentum underlines the strength of Innoviz’s
LiDAR sensor and software platform

TEL AVIV, Israel, August 2, 2023 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the second quarter ended June 30, 2023 and raised 2023 financial targets.

Innoviz has achieved Start of Production (SOP) with its first generation BMW Group program. The first component shipments intended for production vehicles were shipped in July 2023 and are expected to be installed on BMW 7 Series vehicles available later this year or early 2024. Innoviz’s second SOP launch for 2023 with its shuttle program also continues to make progress, with production shipments planned for the coming months.

Additionally, Innoviz today announced an important expansion in its relationship with the BMW Group. Under a new development agreement, following BMW Group’s requirements, Innoviz will develop B-samples for an enhanced solution portfolio, including the InnovizTwo LiDAR, an all-new InnovizCore AI compute module, and a suite of advanced AI-powered software solutions, which is expected to include a LiDAR-based Minimum Risk Maneuver (MRM) system. The B-sample phase of the program is expected to enable the BMW Group to decide on a serial development agreement with Innoviz that is anticipated to focus on bringing a new array of advanced automated capabilities to a broader range of the BMW lineup. Innoviz is developing the solution as a Tier-1 supplier and is targeting late 2023 or early 2024.

“The opportunity for Innoviz to evolve to a Tier-1 supplier with another major OEM is an important development for Innoviz, and we are excited to move to the B-sample stage of the second generation LiDAR platform with the BMW Group,” said Omer Keilaf, Innoviz Co-Founder and CEO. “We are confident that we can bring a more powerful solution with an InnovizTwo-based platform, and we are thrilled to be working on an expanded software suite.”

Commercial and Strategic Updates

•
Series production unit shipments began in the third quarter of 2023 – The Company began shipping production units to the BMW Group’s first generation program in July 2023, and the Company’s second SOP with its shuttle program also continues to make progress, with production shipments planned for the coming months.

•	Strong progress with BMW Group on multiple fronts:

o
Developing B-samples of new LiDAR platform for second generation BMW Group automated vehicles – With SOP of BMW’s first generation InnovizOne-based LiDAR platform underway, the Company is expanding its focus to an all-new second generation LiDAR platform for the BMW Group based on the InnovizTwo LiDAR. The new platform is targeting a more robust and higher value software suite and an expanded hardware lineup. Innoviz seeks to make the solution available to a broader range and higher volume of vehicles.

o
Additional models and variants for the first generation platform – The first generation InnovizOne LiDAR platform was qualified on several vehicle models and variants, in addition to the BMW 7 Series vehicles. Innoviz is currently working towards bringing the technology to additional vehicles and markets in the near-to-medium term.

•	Innoviz is growing its software offerings and moving up the stack:

o	Began development of new Minimum Risk Maneuver system – Innoviz has begun the development of its new MRM offering in conjunction with the B-sample development program with the BMW Group.

o
More robust and higher value software suite for BMW Group development phase program – In the second generation LiDAR program for the BMW Group built around InnovizTwo, the Company will develop a more robust and higher value perception software package that can unlock expanded features and more advanced algorithms. We believe this more powerful and expanded offering will be accretive to our total dollar content per vehicle.

•	New hardware component development can enable further software growth and expand Innoviz’s addressable content per vehicle:

o
New InnovizCore AI Compute Module intended to become a platform for additional software growth – With the growing functionality of our software suite, Innoviz is developing a new compute module called InnovizCore. The product is designed to be a dedicated AI compute module, capable of hosting larger workloads. The increased compute power strengthens our newer software offerings and will serve as a base for future growth. Having a dedicated AI compute module with a direct connection to a vehicle’s operating system will provide Innoviz with a platform to potentially do much more on the software side, including integrating data from other sensors such as the radar or camera, and integrating over-the-air (OTA) updates.

o
New Inertial Measurement Unit (IMU) can improve localization and offer more data to fuel software growth – In another example of continued innovation and product development, Innoviz has begun work to add an IMU to its LiDAR. The IMU is an electronic device capable of measuring and reporting a vehicle’s acceleration, angular rate and orientation. The functionality enables specific localization of a vehicle and can help predict the future speed and trajectory of a vehicle. This data could add a new critical layer of information for Innoviz’s algorithms, including its advanced Neural Networks and other artificial intelligence based tools that Innoviz uses for software development.

o
Upgraded version of custom ASIC unlocks increased functionality in InnovizTwo – Innoviz has completed the development and fabrication of the newest version of its custom ASIC. The upgraded chip unlocks higher performance, including potentially extending our LiDAR’s maximum detection range to over 450 meters and delivering a more detailed, higher resolution point cloud. The first sample units with the new chip are expected to ship to our light commercial vehicle program customer in the third or fourth quarter of 2023, and following automotive qualification of the component, should be approved for mass production by mid- to late-2024. The upgraded chip enables new levels of point accuracy and an increased total number of points in the point cloud, increasing the amount of data available to feed our AI and machine learning efforts. This can result in an even stronger software product suite capable of unlocking new features such as automated driving at higher speeds and in more complex environments.

•
Began shipping units to new light commercial vehicle program - Innoviz previously announced a new light commercial vehicle program customer in conjunction with the first quarter 2023 earnings announcement. Sample shipments to that customer began near the end of the second quarter and are expected to increase in the second half of 2023. The planned displacement of a development stage competitor is expected to start in the third quarter of 2023, and the program continues to track towards a mid-decade SOP.

•
Ongoing strength in the Company’s RFI/RFQ pipeline - The total number of programs in the Company’s RFI and RFQ pipeline remains at the high end of the previously disclosed range of 10-15 programs, with more than five of the programs in the more advanced RFQ stage.

o
Currently working with 8 of the top 10 global automakers - When combined with Innoviz’s existing customers, the Company has existing awards or is in an active RFI or RFQ sourcing process with eight out of the top ten global automakers.

Second Quarter 2023 Financial Results

Revenues in Q2 2023 were $1.5 million, up 45% compared to revenues of $1.0 million in Q1 2023 and down 18% compared to revenues of $1.8 million in Q2 2022.  The 45% quarter-over-quarter increase in revenues, was primarily driven by increased unit sales, which grew 47% sequentially. The year-over-year decline in revenues was driven primarily by the progress in the BMW program as it transitioned to volume production at Magna, the Tier-1 on the program. The transition includes a shift from selling full LiDAR units to selling components to Magna at lower production average sales prices.

Operating expenses in Q2 2023 were $30.4 million, an increase of 6% compared to operating expenses of $28.8 million in Q2 2022. Operating expenses for Q2 2023 included $5.0 million of share-based compensation compared to $4.4 million of share-based compensation in Q2 2022. The year-over-year increase in operating expense was driven primarily by higher research and development expenses, which increased to $23.8 million in Q2 2023 versus $21.9 million in Q2 2022 and was partially offset by lower sales and marketing expenses. The increase in research and development expenses was driven primarily by a year-over-year increase in headcount, leading to higher personnel expenses and share-based compensation, with Q2 2023 share-based compensation of $3.4 million compared to $2.7 million in Q2 2022.

Liquidity as of June 30, 2023 consisted of approximately $129.6 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities.

Updating 2023 Financial Targets

The Company is providing the following updated financial outlook for full year 2023:
•	2023 revenues are now expected to be in the range of $15-20 million, up from the previously disclosed range of $12-15 million.
•	Total new NRE bookings are now expected to be in the range of $20-70 million, up from the previously disclosed range of $20-40 million.

Conference Call

Innoviz management will hold a web conference today, August 2, 2023, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the second quarter ended June 30, 2023 and 2023 financial targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact (US) Rob Moffatt VP, Corporate Development & IR Innoviz Technologies +1 (203) 665-8644 Investors@innoviz-tech.com	Investor Contact (Israel) Maya Lustig Director, Investor Relations Innoviz Technologies +972 54 677 8100 Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s projected future operational and financial results, including Cash Collection from Customers, revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Cash Collection from Customers” is cash received by the Company from revenues, advances and NRE bookings as described in the following sentence. “NRE (Non-recuring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenue, Cash Collection from Customers, and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$2,476	$3,571	$1,466	$1,797
Cost of revenues	(9,572)	(6,084)	(4,631)	(3,653)

Gross loss	(7,096)	(2,513)	(3,165)	(1,856)

Operating expenses:
Research and development	49,888	44,700	23,786	21,939
Sales and marketing	4,620	5,381	2,172	2,410
General and administrative	9,169	9,744	4,434	4,415

Total operating expenses	63,677	59,825	30,392	28,764

Operating loss	(70,773)	(62,338)	(33,557)	(30,620)

Financial income, net	5,267	4,040	2,491	2,530

Loss before taxes on income	(65,506)	(58,298)	(31,066)	(28,090)
Taxes on income	(468)	(48)	(108)	(28)

Net loss	$(65,974)	$(58,346)	$(31,174)	$(28,118)

Basic and diluted net loss per ordinary share	$(0.48)	$(0.43)	$(0.23)	$(0.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	136,640,997	134,607,839	136,928,039	134,994,019

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$34,331	$55,718
Short term restricted cash	52	236
Bank deposits	62,710	80,684
Marketable securities	24,639	41,681
Trade receivables, net	2,382	1,762
Inventory	4,584	4,236
Prepaid expenses and other current assets	2,400	3,236
Total current assets	131,098	187,553

LONG-TERM ASSETS:
Marketable securities	7,838	7,840
Restricted deposits	2,508	2,543
Property and equipment, net	30,744	30,489
Operating lease right-of-use assets, net	26,528	26,927
Other long-term assets	83	81
Total long-term assets	67,701	67,880

Total assets	$198,799	$255,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$6,993	$8,367
Advances from customers and deferred revenues	4,219	4,082
Employees and payroll accruals	9,379	8,693
Accrued expenses and other current liabilities	7,170	7,572
Operating lease liabilities	5,602	3,720
Total current liabilities	33,363	32,434

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	121	61
Operating lease liabilities	28,122	30,201
Warrants liability	467	720
Total long-term liabilities	28,710	30,982

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	714,534	703,851
Accumulated deficit	(577,808)	(511,834)
Total shareholders’ equity	136,726	192,017

Total liabilities and shareholders’ equity	$198,799	$255,433

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(65,974)	$(58,346)	$(31,174)	$(28,118)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,954	4,192	1,547	2,044
Remeasurement of warrants liability	(245)	(789)	(245)	149
Change in accrued interest on bank deposits	455	(245)	(740)	82
Change in marketable securities	(237)	707	57	111
Share-based compensation	10,443	9,165	5,143	4,457
Foreign exchange loss, net	65	1,220	154	1,223
Change in prepaid expenses and other assets	1,014	(3,186)	590	(3,193)
Change in trade receivables, net	(620)	(562)	(328)	29
Change in inventory	(348)	(395)	(451)	(35)
Changes in operating lease assets and liabilities, net	202	(430)	169	(652)
Change in trade payables	(134)	60	1,212	450
Change in accrued expenses and other liabilities	110	(1,185)	(652)	621
Change in employees and payroll accruals	686	(558)	(93)	(728)
Change in advances from customers and deferred revenues	197	243	(22)	159
Net cash used in operating activities	(51,432)	(50,109)	(24,833)	(23,401)
Cash flows from investing activities:
Purchase of property and equipment	(5,136)	(5,026)	(2,779)	(2,620)
Investment in bank deposits	(62,000)	(50,000)	(62,000)	(45,000)
Withdrawal of bank deposits	79,500	135,000	-	105,000
Increase in restricted deposits	(40)	(2,580)	-	(2,580)
Investment in marketable securities	(23,004)	(17,664)	(15,904)	(15,489)
Proceeds from sales and maturities of marketable securities	40,285	17,664	26,455	15,489
Net cash provided by (used in) investing activities	29,605	77,394	(54,228)	54,800
Cash flows from financing activities:
Proceeds from exercise of options	227	293	107	205
Net cash provided by financing activities	227	293	107	205
Effect of exchange rate changes on cash, cash equivalents and restricted cash	29	(1,122)	(97)	(1,125)
Increase (decrease) in cash, cash equivalents and restricted cash	(21,571)	26,456	(79,051)	30,479
Cash, cash equivalents and restricted cash at the beginning of the period	55,954	24,541	113,434	20,518
Cash, cash equivalents and restricted cash at the end of the period	$34,383	$50,997	$34,383	$50,997